Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

Rackspace Hosting, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-153009) on Form S-8 of Rackspace Hosting, Inc. and subsidiaries of our report dated February 26, 2009, with respect to the consolidated balance sheets of Rackspace Hosting, Inc. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and related financial statement schedule II, which report appears in the December 31, 2008 annual report on Form 10-K of Rackspace Hosting, Inc.

/s/    KPMG LLP

San Antonio, Texas

February 26, 2009